UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

ENCORE ENERGY PARTNERS LP
(Name of Issuer)
COMMON UNITS
(Title of Class of Securities)
29257A 106
(CUSIP Number)
Richard A. Robert Vanguard Natural Gas, LLC 5847 San Filipe, Suite 3000 Houston, Texas 77057 Phone (832) 327-2260
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29257A 106
1.			Name of Reporting Person.
Vanguard Natural Resources, LLC
2.			Check The Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.		Source of Funds (See Instructions):	BK OO (see Item 3 below)
5.			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.		Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	20, 924,055
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	20, 924,055
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 20, 924,055
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.			Percent of Class Represented by Amount in Row (11): Approximately 46%
14.			Type of Reporting Person (See Instructions): OO (Limited Liability Company)

1.			Name of Reporting Person.
Vanguard Natural Gas, LLC
2.			Check The Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.		Source of Funds (See Instructions):	BK OO (See Item 3)
5.			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):☐
6.		Citizenship or Place of Organization: Kentucky
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	20, 924,055
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	20, 924,055
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 20, 924,055
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.			Percent of Class Represented by Amount in Row (11): Approximately 46%
14.			Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Item 1.	Security and Issuer

This statement on Schedule 13D relates to common units representing limited partner interests (the “Common Units”) of Encore Energy Partners LP, a Delaware limited partnership (the “Issuer”).  The address of the principal executive offices of the Issuer is 5847 San Felipe, Suite 3000, Houston, Texas 77057.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Vanguard Natural Resources, LLC., a Delaware limited liability company (“VNR”), and Vanguard Natural Gas, LLC, a Kentucky limited liability company (“VNG”), which are referred to herein collectively as the “Reporting Persons.”

          VNR is a publicly traded natural gas and oil company and is the sole member and manager of VNG. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

          Encore Energy Partners GP LLC, a Delaware limited liability company (“GP LLC”), is the general partner of the Issuer.

(b) The business address of the Reporting Persons is 5847 San Felipe, Suite 3000, Houston, Texas 77057.

(c) The principal business of VNR is to engage in the acquisition and development of mature, long-lived natural gas and oil properties in the United States.  The principal business of VNG is to serve as the operating subsidiary of VNR.

(d) Negative with respect to the Reporting Persons.

(e) Negative with respect to the Reporting Persons.

(f) Not applicable.

          In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors, and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of this Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

On December 31, 2010, VNG completed the acquisition of all of the member  interests in GP LLC, the general partner of the Issuer and 20,924,055 common units representing limited partnership interests in the Issuer (the “ENP Units”) for aggregate consideration of $380.0 million (the “Acquisition”) pursuant to a Purchase Agreement dated as of November 16, 2010 by and among Denbury Resources Inc. (“Denbury”), Encore Partners GP Holdings LLC (“Encore GP Holdings”), Encore Partners LP Holdings LLC (“Encore LP Holdings”), Encore Operating, L.P. (“Encore Operating” and, together with Denbury, Encore GP Holdings and Encore LP Holdings, the “Selling Parties”), VNG, as buyer, and VNR.

VNG funded the $380.0 million purchase price for the Acquisition through (i) the issuance of $80 million in common units representing limited liability company interests in VNR, (ii) $175 million in borrowings under a term loan with BNP Paribas Securities Corp. and (iii) approximately $125 million in borrowings under VNR’s reserve-based credit facility.

Item 4.	Purpose of Transaction

As stated above in Item 3, the Common Units were acquired by VNG pursuant to the Acquisition.

(a) – (c)                      None.

(d)           In connection with the closing of the Acquisition, on December 31, 2010, the following persons affiliated with the Selling Parties resigned as officers of GP LLC: (i) Phil Rykhoek (Chief Executive Officer); (ii) Ronald T. Evans (President & Chief Operational Officer), (iii) Mark C. Allen (Chief Financial Officer, Sr. Vice President & Assistant Secretary), (iv) Robert Cornelius (Senior Vice President—Operations and Assistant Secretary), (v) H. Raymond Dubuisson (Vice President—Legal and Secretary), (vi) Dan E. Cole (Vice President—Marketing) and (vii) Alan Rhoades (Vice President, Accounting).  In addition, Messrs. Rykhoek, Evans, Allen and Cornelius resigned as directors of GP LLC.

Following the closing of the Acquisition, GP LLC added Scott W. Smith, Richard A. Robert, Britt Pence and Timothy Haus to its the board of directors and appointed Scott W. Smith as President and Chief Executive Officer, Richard A. Robert as Executive Vice President, Chief Financial Officer and Secretary and Britt Pence as Vice President of Engineering.

(e)           VNG, as owner of ENP GP, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of equity or debt securities, from time to time in the future.

(f) – (i)                      None.

(j)           Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of this Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

          Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

          The Issuer’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) is hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 21, 2007, which is incorporated in its entirety in this Item 4.

Item 5.	Interests in the Securities of the Purchaser

(a)

(1) VNR, as the direct owner of VNG, may be deemed to be the beneficial owner of 20,924,055 Common Units, which represents approximately 46% of the total issued and outstanding Common Units (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, and 45,341,597 Common Units outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010 filed on November 8, 2010).

(2) VNG is the record and beneficial owner of 20,924,055 Common Units, which represents approximately 46% of the total issued and outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and 45,341,597 Common Units outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010 filed on November 8, 2010)

(3)           See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b)           The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.  See Schedule 1 for the information applicable to the Listed Persons.

(c)           Except for the acquisition of Common Units described in Item 3 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days, except for the acquisition of beneficial ownership of the Common Units being reported on this Schedule 13D.

(d)           Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Units described in this Item 5.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Subject to the terms and conditions of the Partnership Agreement, GP LLC and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

The Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, voting, distributions, transfers, GP LLC’s limited call right and allocations of profits and losses to the partners.

Under the Limited Liability Company Agreement of GP LLC, VNG, as the sole member of GP LLC, has the ability to cause the election of the members of the board of directors of GP LLC.

Pursuant to the provisions of that certain Term Loan Agreement dated as of November 16, 2010, among VNG, the lenders from time to time party thereto and BNP Paribas, as Administrative Agent (in such capacity, the "Term Administrative Agent") (as such agreement may be amended, restated or modified from time to time, the "Term Loan Agreement"), VNG has entered into that certain ENP Interests Security Agreement (the "Term Security Agreement") dated as of December 31, 2010 in favor of the Term Administrative Agent to secure the payment and performance of the amounts due and owing under the Term Loan Agreement.  Pursuant to the Term Security Agreement, the Borrower granted to the Term Administrative Agent a first priority lien on the Common Units.

Pursuant to the provisions of that certain Second Amended and Restated Credit Agreement dated as of August 31, 2009, among VNG, the lenders from time to time party thereto and Citibank, N.A., as Administrative Agent (in such capacity, the "Revolving Administrative Agent") (as such agreement may be amended, restated or modified from time to time, the "Credit Agreement"), VNG has entered into that certain ENP Interests Security Agreement (the "Revolving Security Agreement") dated as of December 31, 2010 in favor of the Revolving Administrative Agent to secure the payment and performance of the amounts due and owing under the Credit Agreement.  Pursuant to the Revolving Security Agreement, the Borrower granted to the Revolving Administrative Agent a second priority lien on the Common Units.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1
Term Loan, dated November 16, 2010 by and between Vanguard Natural Gas, LLC and BNP Paribas, as administrative agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010 (File No. 001-33756).

Exhibit 2
Second Amended and Restated Credit Agreement dated August 31, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on September 1, 2009 (File No. 001-33756).

Exhibit 3
First Amendment to Second Amended and Restated Credit Agreement dated October 14, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Vanguard Natural Resources, LLC with the Commission on November 4, 2009 (File No. 001-33756).

Exhibit 4
Second Amendment to Second Amended and Restated Credit Agreement, dated June 1, 2010, among Vanguard Natural Gas, LLC, Citibank, N.A., Existing Lenders (as defined therein), and Credit Agricole Corporate and Investment Bank, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on June 4, 2010 (File No. 001-33756).

Exhibit 5
Third Amendment to Second Amended and Restated Credit Agreement, dated November 16, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010 (File No. 001-33756).

Exhibit 6
Fourth Amendment to Second Amended and Restated Credit Agreement, dated December 31, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on January 3, 2011 (File No. 001-33756).

Exhibit 7
Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Encore Energy Partners LP with the Commission on January 3, 2011 (File No. 001-33756).

Exhibit 8
Amended and Restated Limited Liability Company Agreement of Encore Energy Partners GP LLC incorporated herein by reference to Exhibit 3.4 to the Registration Statement on Form S-1 filed by Encore Energy Partners LP with the Commission on May 11, 2007 (File No. 333-142847).

Exhibit 9*	ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and BNP Paribas, as Administrative Agent for the Secured Parties named therein.
Exhibit 10*	ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and CitiBank, N.A., as Administrative Agent for the Secured Parties named therein.
Exhibit 11*	Joint Filing Agreement dated June 3, 2010 between Vanguard Natural Resources, LLC. and Vanguard Natural Gas, LLC.

______________________

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VANGUARD NATURAL GAS, LLC BY: VANGUARD NATURAL RESOURCES, LLC, its sole member.

By:	/s/ Scott W. Smith
Name:	Scott W. Smith
Title:	President, Chief Executive Officer and Director

VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Scott W. Smith
Name:	Scott W. Smith
Title:	President, Chief Executive Officer and Director

Date:            January 6, 2011

Schedule 1
Listed Persons
(As of December 31, 2010)

Executive Officers of Vanguard Natural Resources, LLC

Scott W. Smith
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: President, Chief Executive Officer and Director
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Richard A. Robert
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Executive Vice President, Chief Financial Officer and Secretary
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Britt Pence
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Vice President of Engineering
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Board of Directors of Vanguard Natural Resources, LLC

W. Richard Anderson (Chairman)
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Chief Financial Officer of Eurasia Drilling Company, Ltd GDR (LSE: EDCL)
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Scott W. Smith
(see above)

Loren Singletary
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Vice President of Global Accounts of National Oilwell Varco.
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Bruce W. McCullough
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: President and Chief Executive Officer of Huntington Energy Corp.
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

John R. McGoldricks
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Executive Chairman of Caza Oil & Gas, Inc.
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Lasse Wagene
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Managing Director and owner of Arcturus Holdings, LLC
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1
Term Loan, dated November 16, 2010 by and between Vanguard Natural Gas, LLC and BNP Paribas, as administrative agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010 (File No. 001-33756).

Exhibit 2
Second Amended and Restated Credit Agreement dated August 31, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on September 1, 2009 (File No. 001-33756).

Exhibit 3
First Amendment to Second Amended and Restated Credit Agreement dated October 14, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Vanguard Natural Resources, LLC with the Commission on November 4, 2009 (File No. 001-33756).

Exhibit 4
Second Amendment to Second Amended and Restated Credit Agreement, dated June 1, 2010, among Vanguard Natural Gas, LLC, Citibank, N.A., Existing Lenders (as defined therein), and Credit Agricole Corporate and Investment Bank, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on June 4, 2010 (File No. 001-33756).

Exhibit 5
Third Amendment to Second Amended and Restated Credit Agreement, dated November 16, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010 (File No. 001-33756).

Exhibit 6
Fourth Amendment to Second Amended and Restated Credit Agreement, dated December 31, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on January 3, 2011 (File No. 001-33756).

Exhibit 7
Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Encore Energy Partners LP with the Commission on January 3, 2011 (File No. 001-33756).

Exhibit 8
Amended and Restated Limited Liability Company Agreement of Encore Energy Partners GP LLC incorporated herein by reference to Exhibit 3.4 to the Registration Statement on Form S-1 filed by Encore Energy Partners LP with the Commission on May 11, 2007 (File No. 333-142847).

Exhibit 9*	ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and BNP Paribas, as Administrative Agent for the Secured Parties named therein.
Exhibit 10*	ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and CitiBank, N.A., as Administrative Agent for the Secured Parties named therein.
Exhibit 11*	Joint Filing Agreement dated June 3, 2010 between Vanguard Natural Resources, LLC. and Vanguard Natural Gas, LLC.

______________________

* Filed herewith.